Reply Attention of	Virgil Z. Hlus	Clark Wilson LLP
Direct Tel.	604.891.7707	Barristers & Solicitors
EMail Address	vzh@cwilson.com	Patent & Trade-mark Agents
Our File No.	29691-0001 / CW5803941.1	800-885 W Georgia Street
Vancouver, BC Canada V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

November 30, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Naked Brand Group Inc. (the “Company”)
Amendment No. 2 to Form 8-K
Filed November 5, 2012
File No. 000-52381

     We are counsel to the Company. We write in response to your letter of November 20, 2012 to Joel Primus, President and CEO of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Recent Sales of Unregistered Securities, page 29

1.	We reissue comment 8 of our letter dated October 11, 2012. Please provide disclosure pursuant to item 701 of Regulation S-K with respect to Naked Boxer Brief Clothing Inc.

The Company has amended the Form 8-K to provide disclosure pursuant to Item 701 of Regulation S-K with respect to Naked Boxer Brief Clothing Inc.

Exhibits

2.

We note your supplemental response to comment 9 of our letter dated October 11, 2012. We remain unable to locate the warrant agreements. Please advise us of their location or file them with your amended 8-K.

The Company has not issued any warrants to consultants and the only warrants which the Company issued in connection with the reverse acquisition were in exchange for outstanding warrants of the private company that was acquired by the Company.

The Company has filed the form of warrant for your easy reference.

www.cwilson.com

3.

We note that Exhibit 10.16 has been filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

The Company has refiled Exhibit 10.16 in an acceptable electronic format.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH

cc:	Naked Brand Group Inc. Attention: Joel Primus